Aberdeen Funds
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

July 15, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Vincent DiStefano

                Re: Aberdeen Funds
                      File Nos. 811-22132 and 333-146680

Dear Mr. DiStefano:

     On behalf of Aberdeen Funds (the “Registrant”) and the Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund, Aberdeen Asia Bond Institutional Fund and Aberdeen International Equity Institutional Fund (each a “Fund,” and together the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on July 1, 2009, with regard to Post-Effective Amendment No. 12 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

     Below we have provided the text at issue, your comment and the Registrant’s response. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

           1. Text: Institutional Series Prospectus: Key Points table: Principal Risk Factors.

              Comment: If Small-Cap Risk and Portfolio Turnover Risk are principal risks of the Asia Bond Institutional Fund and International Equity Institutional Fund, please state so in the Key Points table.

             Response: The Registrant has revised the Key Points table- Principal Risk Factors and Section 1- Fund Summary & Performance: Principal Risks to reflect that Portfolio Turnover Risk is a principal risk of the Asia Bond Institutional Fund and that Small-Cap Risk is a principal risk of the International Equity Institutional Fund.

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             2. Text: Aberdeen Asia Bond Institutional Fund: Section 1- Fund Summary & Performance: Principal Strategies: “The Fund may engage in other investment practices that include the use of options, futures, swaps and other derivative securities.”

                Comment: Reconsider what percentage of the Fund’s assets will be invested in derivatives. Is the percentage significant enough to merit including derivatives as a principal risk or if it is not significant, consider moving disclosure to the statement of additional information.

                Response: Registrant believes that the disclosure regarding the Asia Bond Institutional Fund’s use of options, futures, swaps and other derivative securities is appropriate.

            3. Text: Aberdeen Asia Bond Fund: Section 1- Fund Summary & Performance: Principal Strategies: “The writing of uncovered (or so-called “naked”) options and other futures and derivative strategies are speculative and may hurt the Fund’s performance. The Fund may attempt to hedge its investments in order to mitigate risk, but it is not required to do so. The benefits to be derived from the Fund’s options, futures and derivatives strategy are dependent upon the portfolio managers’ ability to discern pricing inefficiencies and predict trends in these markets, which decisions could prove to be inaccurate. This requires different skills and techniques than predicting changes in the price of individual debt securities, and there can be no assurance that the use of this strategy will be successful.”

               Comment: The above noted paragraph is risk disclosure and, therefore, it is suggested that this paragraph be moved to Section 1- Fund Summary & Performance: Principal Risks or Section 2- Fund Details.

              Response: The above noted paragraph contains both risk disclosure and strategy disclosure. The paragraph has been revised as follows:

                            The Fund may write uncovered (or so-called “naked”) options as well as engage in other futures and derivative strategies. The Fund may attempt to hedge its investments in order to mitigate risk, but it is not required to do so. Derivative strategies involve risks, which are further detailed in Section 1- Fund Summary & Performance: Principal Risks: Derivatives Risk.

              Additionally, Section 1- Fund Summary & Performance: Principal Risks: Derivatives Risk has been revised as follows:

                           Derivatives Risk (including Options, Futures and Swaps) –Derivatives are speculative and may hurt the Fund’s performance. Derivatives present the risk of disproportionately increased losses and/or reduced opportunities for gains when the financial asset or

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measure to which the derivative is linked changes in unexpected ways. The potential benefits to be derived from the Fund’s options, futures and derivatives strategy are dependent upon the portfolio managers’ ability to discern pricing inefficiencies and predict trends in these markets, which decisions could prove to be inaccurate. This requires different skills and techniques than predicting changes in the price of individual debt securities, and there can be no assurance that the use of this strategy will be successful. Some additional risks of investing in derivatives include:

                   • the other party to the derivatives contract may fail to fulfill its obligations;

                   • their use may reduce liquidity and make the Fund harder to value, especially in declining markets;

                   • the Fund may suffer disproportionately heavy losses relative to the amount invested; and

                   • changes in the value of derivatives may not match or fully offset changes in the value of the hedged portfolio securities, thereby failing to achieve the original purpose for using the derivatives.

             4. Text: Asia Bond Fund: Section 1- Fund Summary & Performance: Principal Strategies: “The Adviser has selected Aberdeen Asset Management Asia Limited (“AAMAL”) and Aberdeen Asset Management Investment Services Limited as subadvisers to the Fund. AAMAL manages the Asia Bond Institutional Fund’s portfolio on a day-to-day basis.”

                Comment: This disclosure should be moved to Section 3- Fund Management: Investment Adviser & Subadvisers.

                Response: The above noted disclosure is duplicative to disclosure concerning the Investment Adviser and Subadvisers found in Section 3-Fund Management: Investment Adviser & Subadvisers. We have deleted the above noted disclosure from Section 1- Aberdeen Asia Bond Institutional Fund Summary & Performance: Principal Strategies.

            5. Text: Section 2- Fund Details: Additional Information for the International Equity Institutional Fund: Start-up and other small companies.

               Comment: If this is a principal risk then it should be disclosed under Section 1- Fund Summary & Performance: Principal Risks.

               Response: The Registrant has revised the Key Points table- Principal Risk Factors and Section 1- Fund Summary & Performance: Principal Risks to

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include start-up and other small companies as a principal risk of the International Equity Institutional Fund.

               6. Text: Section 4- Investing with Aberdeen Funds: Buying Shares: “The Funds offer Institutional Class shares which may be purchased on any business day at their net asset value (“NAV”) next determined after receipt of an order in good form.”

                  Comment: Provide a definition for “good form.”

                  Response: We have revised the disclosure to read:

                                   The Funds offer Institutional Class shares which may be purchased on any business day at their net asset value (“NAV”) next determined after receipt of an order in good form. All purchase orders must be received in good form by the Funds’ transfer agent in Columbus, Ohio, or by an authorized intermediary prior to the calculation of the Funds’ NAV to receive that day’s NAV. An order is in “good form” if the Funds’ transfer agent has all of the information and documentation it deems necessary to effect your order.

              7. Text: Aberdeen Global Small Cap Fund: Key Points table: Principal Risk Factors.

                  Comment: If Portfolio Turnover Risk is a principal risk, please state so in the Key Points table. (Note: The portfolio turnover for the Fund (the predecessor fund) was 136%. If there is a large change in portfolio turnover rate then it must be explained pursuant to Item 4 of Form N-1A.)

                  Response: While the predecessor fund to the Aberdeen Global Small Cap Fund had a historically high portfolio turnover rate, it is not anticipated that the Fund, as currently managed, will have a high portfolio turnover rate. As such, we have added the following disclosure to Section 1 –Aberdeen Global Small Cap Fund- Summary and Performance: Principal Strategies:

                                    The Global Small Cap Fund has historically had a portfolio turnover rate that exceeded 100% per year. It is anticipated that the Fund’s portfolio turnover will generally be lower in the future.

             8. Text: Statement of Additional Information: Description of Portfolio Instruments and Investment Policies: Strategic Transactions, Derivatives and Synthetic Investments.

                Comment: Reconsider the extent to which the Funds will invest in synthetic investments. If it is determined that investments in synthetic

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investments are significant enough that they pose a principal risk of a Fund, add to the principal risks section in the prospectus disclosure regarding synthetic investments.

           Response: Registrant has replaced the term “synthetic investments” with the term “derivative investments” in the disclosure in the Statement of Additional Information. Additionally, where applicable, Registrant has described the derivatives used by the Funds in their respective Prospectuses. Registrant believes the current disclosure regarding each Fund’s use of derivatives in the Prospectus and Statement of Additional Information is appropriate.

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Katherine R. Mason at (215) 564-8006, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Lucia Sitar Lucia Sitar, Esq. Assistant Secretary Aberdeen Funds